EXHIBIT 16


                             UNITED STATES DISTRICT COURT
                             EASTERN DISTRICT OF WISCONSIN

CHARLES MILLER, individually and                   )
derivatively, on behalf of                         )
Giddings & Lewis, Inc.                             )
                                                   )
                      Plaintiff,                   )
                                                   )
                      v.                           )      Civil Action No.
                                                   )
MARVIN L. ISLES, BEN R. STUART,                    )      COMPLAINT
JOHN A. BECKER, JOHN W. GUFFEY,                    )
JR., RUTH M. DAVIS, and BENJAMIN F.                )
GARMER, III,                                       )
                                                   )
                      Defendants,                  )
                                                   )
                      and                          )
                                                   )
GIDDINGS & LEWIS, INC.,                            )
a Wisconsin corporation,                           )
                                                   )
                      Nominal Defendant.           )


               Plaintiff, individually for equitable and declaratory relief and derivatively on behalf of Giddings & Lewis, Inc. ("Giddings" or the "Company"), alleges the following upon information and belief, except for those allegations that pertain to plaintiff, which are alleged upon personal knowledge. Plaintiff's information and belief is based upon, inter alia, the investigation made by and through counsel, including counsel's review of the public filings of the Company, articles in the financial news media, court filings, and other publicly available information.

                                 NATURE OF THE ACTION

               1. Plaintiff brings Counts I and II individually, and Counts III-VI derivatively, pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, on behalf and for the benefit of Giddings. The individual defendants have breached their fiduciary obligations to Giddings and its shareholders by reason of, inter alia, their wrongful refusal to properly consider a bona fide offer for the Company from Harnischfeger Industries, Inc. ("Harnischfeger"), and their manipulation of the corporate machinery for the primary purpose of entrenching themselves in their positions of control over the Company.

               2. As described more fully below, the actions of the individual defendants lack any legitimate corporate or business purpose and were, and are, designed to defeat any uninvited acquisition effort or other unsolicited bid for the Company.

               3. On April 25, 1997, Harnischfeger announced its intention to acquire through a tender offer all of Giddings' outstanding shares for $19 per share, or approximately $630 million. The consideration offered -- $19 in cash per share -- represents more than a 40% premium over the closing price of Giddings' shares the day before the announcement of the proposed tender offer.

               4. Harnischfeger's decision to commence the proposed tender offer followed Giddings' refusal to engage in meaningful discussions for a consensual transaction. According to the complaint filed by Harnischfeger in the action styled, Harnischfeger Industries, Inc., et al. v. Isles, et al., Civil Action No. 97-CV-488 (E.D. Wis. 1997) (the "Harnischfeger Action"), in the days preceding the April 25 announcement, defendant
Marvin Isles ("Isles"), Giddings' President and Chief Executive Officer, refused, after a series of conversations with Harnischfeger's Chairman and Chief Executive Officer, to engage in a meaningful discussion about a combination of the two companies. Isles' refusal to meet with Harnischfeger comes at a time when Giddings would benefit most from a business combination with a stronger company. Harnischfeger has reported successful financial results during the past few years, while Giddings' reported results have declined or remained flat. Moreover, during this period, Giddings' stock has lost nearly half its value. On May 8, 1997, it was announced that defendants rejected the Harnischfeger offer.

               5. In light of defendants' failure and refusal to engage in discussions with Harnischfeger for a consen-sual transaction, Harnischfeger stated in the Harnischfeger Action and in public filings that it will conduct a proxy solicitation pursuant to the SEC Proxy Rules, 17 C.F.R. 240.14a et seq., to obtain written demands sufficient to call a special meeting of Giddings' shareholders at which time they will decide whether to replace the entrenched incumbent board with directors willing to effectuate the Harnischfeger offer.

               6. Moreover, defendants made materially false and misleading statements and omissions in the proxy statement, dated March 21, 1997 (the "Proxy Statement"), disseminated by the board of directors (the "Board") to solicit proxies for the April 30, 1997 Annual Meeting of Shareholders (the "Annual Meeting). The misrepresentations and omissions in the Proxy Statement involve, inter alia:

               (a) the details and potential financial costs of the "Management Stock Purchase Program" adopted by defendants on March 13, 1997, as detailed hereinbelow; and

               (b) the interplay between the Company's By-laws and the election of directors at the Annual Meeting.

               7. By their conduct, the individual defendants have abused the control reposited in them by virtue of their directorial positions, all to the detriment of Giddings and its public shareholders.

                           JURISDICTION AND VENUE

               8. Plaintiff Charles Miller is a resident and citizen of the State of New York. None of the individual defendants are citizens or residents of the State of New York. Therefore, pursuant to 28 U.S.C.
Section 1332, complete diversity exists between the parties.

               9. Additionally, one of the claims arises pursuant to
Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14a-9 promulgated thereunder by the Securities & Exchange Commission ("SEC"), pursuant to the principles of common law.

               10. This Court has jurisdiction over this action pursuant to 28 U.S.C. ss.ss. 1331, 1332, and 1367. Plaintiff seeks monetary and equitable relief as set forth herein.

               11. Venue is properly laid in this District because many of the acts complained of herein occurred in this District. The Annual Meeting of shareholders took place in this District. Further, the Company maintains its principal executive offices in this District.

                                        PARTIES

               12. Plaintiff Charles Miller, a resident and citizen of the State of New York, is and, at all relevant times, has been the owner of shares of Giddings common stock.

               13. Giddings is a corporation duly organized and existing under the laws of the State of Wisconsin. The Company maintains its principal place of business at 142 Doty Street, Fond Du Lac, Wisconsin 54935. Giddings designs and produces large, high-precision industrial automation systems, including automated machine tools, smart manufacturing systems, and related products. As of September 29, 1996, Giddings had approximately 33.12 million shares of common stock outstanding and approximately 2,352 shareholders of record. Giddings' stock trades on the NASDAQ National Market System.

               14. Defendant Isles served as president and Chief Operating Officer of the Company since 1976. On March 17, 1997, Isles was appointed Chief Executive Officer of Giddings. Isles has served as the Chairman of the Board of Directors since April 30, 1997.

               15. Defendants Ruth M. Davis, Benjamin F. Garmer, III, Ben
R. Stuart, John A. Becker, and John W. Guffey, Jr. are directors of
Giddings.

               16. The individuals identified in paragraphs 14 and 15 are collectively referred to as the "Individual Defendants."

               17. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company and its shareholders, which required them to exercise their best judgment; act in good faith, loyalty, and due care; and in the best interests of the Company and its shareholders.

                           DERIVATIVE ALLEGATIONS

               18. Plaintiff brings Counts III-VI on behalf and for the benefit of Giddings as a derivative action pursuant to Rule 23.1 of the Federal Rules of Civil Procedure to remedy the wrongdoing alleged herein.

               19. Plaintiff will fairly and adequately represent the interests of Giddings and its shareholders in enforcing and prosecuting the rights of the Company, and has retained competent counsel experienced and successful in securities and derivative litigation of this nature to prosecute this action.

               20. Plaintiff brings this action to remedy violations of state common law.

               21. This action is not a collusive one to confer jurisdiction on the Court, which it would not otherwise have.

                             DEMAND ALLEGATIONS

               22. Pursuant to Wis. Bus. Corp. Law ss. 180.0742(1), which applies under application of Rule 23.1, plaintiffs served a demand upon the Board on May 8, 1997.

               23. However, because the Company will incur irreparable injury (as alleged below) if plaintiff were to wait for the expiration of the 90 days required in Wis. Bus. Corp. Law ss. 180.0742(2), plaintiff is filing this Complaint in and for the right of Giddings.

                          SUBSTANTIVE ALLEGATIONS

               24. On April 25, 1997, after a failed attempt to negotiate a transaction directly with Giddings' management, Harnischfeger announced that it would immediately commence an all-cash tender offer for all the outstanding shares of Giddings (the "Tender Offer"). On April 28, 1997, Harnischfeger filed its preliminary solicitation statement with the SEC.

               25. The Tender Offer was priced at $19.00 for each outstanding share of Giddings stock. The terms of Tender Offer also provided that Harnischfeger would assume $116 million of Giddings' debt. The Tender Offer has a total transaction value of approximately $746 million; it is not subject to any financing contingencies.

               26. The $19.00 per share offering price represents a 40% premium over the Company's price of $13.65 per share on the day prior to the announcement of the Tender Offer. The premium offered by Harnischfeger is even more attractive in light of the steady erosion of the Company's earnings during the 1996 fiscal year, and the $64.1 million charge that Giddings took relating to equipment problems at two of its largest customers' plants.

               27. Since Harnischfeger's offer was premised upon publicly available information, Harnischfeger stated that it would like to continue to negotiate with the Board to formulate a mutually agreeable transaction, and invited the Board to commence immediate negotiations to execute a definitive agreement.

               28. On May 8, 1997, the Board rejected the offer and urged shareholders not to tender any shares, arguing that the true value of Giddings' stock was not accurately reflected in the marketplace.

               29. Though Giddings has since stated that other companies have expressed interest in the Company, as reported in the May 9, 1997 edition of The Wall Street Journal, analysts, however, believe that an alternative buyer is "going to be tough to come by."

               30. Previously, in 1995, Giddings adopted a Preferred Stock Purchase Rights Plan ("Poison Pill"), which makes it prohibitively expensive for a third party to acquire Giddings without the blessing of its present management. Under the plan, shareholders have the right ("Right") to purchase one preferred stock purchase right for each common share held if a person or group of persons acquires more than 20% of the Company's stock. In a transaction involving a merger or business combination, the holder of the Right would be entitled to buy a number of the acquiring company's common shares having a market value of twice the exercise price of each purchase right.

               31. Pursuant to the terms of the Poison Pill, the Rights can be rendered inapplicable to an acquisition offer from Harnischfeger (or any other bona fide bidder) either by the current Board or by their duly elected successors. To date, the Board has refused to waive the Poison Pill even if the public properly tenders their shares to Harnischfeger or any other potential acquiror. In fact, as discussed below, following the April 20, 1997 meeting, the Board took further action to make any acquisition of the Company prohibitively expensive.

               32. Because defendants have not waived the Poison Pill, Harnischfeger (or any other bona fide bidder) must conduct and win a proxy contest to replace the Board if Harnischfeger is to be successful in its effort to consummate the proposed tender offer. At the special meeting of shareholders, which Harnischfeger has publicly stated it intends to convene, Harnischfeger's proposed nominees will be pledged to render the rights inapplicable to Harnischfeger's proposed offer.

               33. For the reasons set forth above, the Poison Pill is a powerful defensive weapon. It permits the incumbent board to entrench themselves and prevent the consummation of Harnischfeger's offer (or the offer of any other bona fide offeror), even if the Company's public shareholders wish to maximize the value of their investment by selling their shares at a premium. Further, it permits the Individual Defendants to continue their wasteful policies, which have elevated management's personal economic interests ahead of Giddings and its public shareholders.

                   The Management Stock Purchase Program

               34. On March 13, 1997, the Board adopted a Management Stock Purchase Program, which protects management from the same risks of owning stock in Giddings that the public shareholders bear. Pursuant to the Management Stock Purchase Program, certain of the Company's executives were granted and exercised options to purchase 282,355 shares of common stock.

               35. Under the terms of the Management Stock Purchase Program, the Company is required to guarantee loans obtained by its executives so that they could purchase Giddings' stock. The Company is also obligated to pay the interest on the individual's loans. The Management Stock Purchase Program permits the participating executives to reap 100% of any gain in stock value, while suffering only 50% of any losses, only if the executive held the stock for at least three years.

               36. On May 8, 1997, the Dow Jones News Wire reported that the Board amended the stock plan on April 30, 1997, to provide for accelerated vesting of stock options and restricted stock in the event of a change of control in the Company. Significantly, the amendment came on the heels of Harnischfeger's non-public acquisition overtures, and just five days after the April 25th announcement. As such, defendants breached their fiduciary duties to Giddings and its shareholders by taking a reactive defensive measure designed to entrench themselves in their positions of control and to make it prohibitively expensive to acquire the Company.

               37. The description of the Management Stock Purchase Program in the Proxy Statement fails to state certain material facts concerning the program, including a quantification of the interest on the bank loans taken out by the individuals; the cost of paying 50% of any losses on the shares incurred by the individuals, or the cost to Giddings if it is required to pay the principal of the loans if one of the executives defaults.

               38. As set forth in the Harnischfeger Action, defendants also failed to disclose that:

               (a) the Management Stock Purchase Program includes a "gross-up" provisions under which Giddings will reimburse the executives for certain taxes paid by them on account of Giddings' indemnification of their losses;

               (b) certain of the payments authorized under the Management Stock Purchase Program may not qualify as deductible compensation expense, thus imposing an additional burden on the corporate treasury and the interest of Giddings' shareholders other than the Management Stock Purchase Program participants;

               (c) because of the economic interest of Giddings in the shares nominally owned by its executives, including Giddings' shared interest in potential losses on the stock, the 282,355 shares of Giddings stock, which have been "purchased" by the individuals, are not "issued and outstanding shares" for certain purposes. Thus, these 282,355 shares are "treasury stock" and may not be voted, counted towards certain calculations (such as the 20% threshold contained in Giddings' shareholders rights plan), including the calculation of the number of votes necessary to remove members of the Giddings' Board; and used in calculating earnings per share; and

               (d) since the 282,355 options granted in connection with the Management Stock Purchase Program are subject to the share option provisions of the 1993 Stock Incentive Plan ("1993 Plan"), the Management Stock Purchase Program effectively modifies the 1993 Plan. Defen-dants' unilateral amendment is invalid because the 1993 Plan can be amended in this respect only by a shareholder vote, which has not been obtained or sought.

               39. In view of the foregoing, defendants' statement in the Proxy Statement that the purpose of the Management Stock Purchase Program is to "align more closely the interests of management and shareholders" is false and misleading. The public shareholders, however, were not given the opportunity to buy Giddings' stock with Company-guaranteed loans, interest payments, or indemnification against loss and against tax liability.

                  Giddings' By-laws and the Annual Meeting

               40. Giddings' By-laws provide that the directors are to be divided into three classes, with staggered terms of three years each.
Section 3.01(b) of the By-laws provides that "(t)he number of the Corporation shall be eight (8), divided into three (3) classes of three
(3), three (3) and two (2) directors, respectively."

               41. Despite the mandate of the Company's Bylaws, defendants informed shareholders that they were being asked to elect only two nominees; the terms of two other directors were to expire after the Annual Meeting. However, following the Annual Meeting, there are only six directors comprising the Board, instead of the eight required by the By-laws.

               42. Thus, the Proxy Statement failed to disclose that defendants' plan for a six-person board violated Giddings' By-laws. Defendants failed to disclose the reason for nominating only two directors. The Proxy Statement further fails to disclose that the By-laws empower the Board to fill vacancies and whether defendants have filled or plan to fill the two vacancies existing after April 30, 1997.

               43. Under the foregoing circumstances, Giddings' public shareholders were deprived of material information upon which they were asked to vote. Shareholders were asked to vote for nominees to a board that defendants structured in violation of the By-laws.

                       Additional Defensive Measures

               44. On May 8, 1997, the Dow Jones News Wire reported that on April 30, 1997, the Board amended its severance agreements with 12 of its executives. The severance agreements provide for benefits to be paid under terminations occurring within five years of a change in control of the Company, including the acquisition of 20% or more of the shares under the Harnischfeger offer. These changes include: (a) an added one-time payment, in addition to prior benefits, equal to the present value of benefits the executive would have received if he had continued to participate in the Company's retirement plans until age 65; (b) removal of a ceiling on the benefits that was designed to avoid excise taxes; (c) a requirement that Giddings' Chairman and Chief Executive Officer remain in those positions or be eligible for termination benefits; (d) additional relocation benefits, and for the Chairman the right to purchase a Company car for $1.00 and be reimbursed for legal and tax planning assistance; and (e) reduction from three times the executive's annual base salary and highest annual bonus for the three most recent years for all executives to one to three years, depending on the executive.

               45. The May 8, 1997 Dow Jones New Wire also reported that the Board eliminated a forfeiture provision under the Management Stock Purchase Program relating to changes in control, amended stock plans to provide for accelerated vesting of stock options and restricted stock in the event of a change in control, and created a new employment agreement for one executive.

               46. The Board's response to the Harnischfeger offer demonstrate that defendants are entrenched in their corporate offices and intend to obstruct the appropriate and proper consideration of the Harnischfeger offer, or any other bona fide merger or acquisition offer. By so entrenching themselves, defendants have violated and are continuing to violate their fiduciary duties.

              DEFENDANTS' VIOLATION OF THEIR FIDUCIARY DUTIES

               47. At all relevant times, defendants operated as a collective entity through periodic meetings held either in person or telephonically where they discussed matters affecting Giddings' businesses and reached collective and consensual decisions regarding actions taken. Giddings' corporate business at the board level was conducted through, inter alia, formal resolutions passed by its directors acting collectively, as is reflected in the minutes of the board of directors' meetings. Pursu-ant to other consensual agreements, on the basis of, inter alia, recommendations of Giddings' senior executives, the Board acted collectively to issue Giddings' public filings, including the Proxy Statement, which were presented to and approved by the Board either before their issuance or shortly thereafter. Thus, because the Board acted as a unit, conducted Giddings' business pursuant to consensual agreements and formal resolutions and received collectively and/or disseminated the same information about Giddings' business at or about the same time, it is appropriate to treat the Individual Defendants as a collective group for the purposes of this Complaint.

               48. Each officer and/or director of the Company owed to Giddings and its shareholders the duty to exercise loyalty, due care, and diligence in the management and administration of the affairs of the Company and in the use and preservation of its property and assets. Further, Giddings' officers and directors owed a duty to Giddings and its shareholders to ensure that Giddings did not engage in any practice that would result in a waste of Giddings' corporate assets.

               49. To discharge these duties, defendants were required to exercise reasonable and prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Company. By virtue of this obligation, defendants were required, among other things, to:

               (a) take all steps necessary to maximize the value of the Company for the benefit of the Company and its shareholders;

               (b) refrain from placing their interests ahead of those of the Company and its shareholders;

               (c) ensure the prudence and soundness of policies and practices, and transactions undertaken or proposed to be undertaken by the Company; and

               (d) preserve and enhance Giddings' reputation as befits a public corporation and to maintain public trust and confidence in Giddings as a prudently managed institution fully capable of meeting its duties and obligations.

               50. The Individual Defendants breached their fiduciary and other common law duties owed to Giddings and its shareholders in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company and its shareholders.

               51. In connection with the conduct described herein, the Individual Defendants breached their fiduciary duties by, among other things:

                      (a)         failing to properly consider the
                                  Harnischfeger Tender Offer without fully informing themselves about or intentionally ignoring the future prospects of a combined
                                  Giddings/Harnischfeger company, or the
                                  intrinsic worth of Harnischfeger;
                      (b) failing and refusing to meet with representatives of Harnischfeger;
                      (c)         adopting the Management Stock Pur-
                                  chase Program, which is designed to
                                  elevate the interests of management
                                  above those of the Company and its
                                  shareholders;
                      (d)         structuring a board of directors,
                                  the number and class of which
                                  defendants knew to be, in violation
                                  of Giddings' By-laws;
                      (e)         failing to waive the Poison Pill; and
                      (f) amending executive severance agreements for the purpose of, inter alia, making an acquisition of the Company more expensive for an interested party, such as Harnischfeger.

               52. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of Giddings and its public shareholders.

               53. As a result of the actions of the Individual Defendants, Giddings and its public shareholders have been and will be damaged in that they have not and will not receive their fair proportion of the value of Giddings's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Giddings's common stock.

                             IRREPARABLE INJURY

               54. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving Giddings and its shareholders of their right to realize a full and fair value for Giddings' stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize Company and shareholder value.

               55. Only through the exercise of this Court's equitable powers can the Company and its shareholders be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at an attractive price.

               56. Further, Harnischfeger, in accordance with the Company's By-laws, is demanding that the Company convene a special meeting. According to the financial media, Giddings is proposing a record date of May 16, 1997, only eight days after a demand was served on the Board, to determine the shareholders eligible to vote at that meeting. Giddings' shareholders will be asked to cast a vote in connection with, among other things, Harnischfeger's offer. However, to make an informed vote for all matters raised at that meeting, shareholders must have corrective disclosures concerning the Poison Pill, the Management Stock Purchase Program, and the electoral process employed by defendants to select the current members of the Board.

               57. The improperly constituted Board created at the Annual Meeting has taken and will continue to take actions that will make it prohibitively expensive for any potential bidder, including Harnischfeger, to acquire the Company, as described above. Without injunctive relief, this board of directors will continue to take other actions without the proper authority under the Company's By-laws.

               58. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to Giddings and its public shareholders, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Giddings at a substantial premium, all to the irreparable harm of Giddings and its public shareholders.

               59. Thus, Giddings and its public shareholders will be irreparably harmed if forced to wait the 90-day waiting period required under Wis. Bus. Corp. ss. 180.0742(2).

               60. Giddings and its public shareholders have no adequate remedy at law.

                                  COUNT I
                  (Individual Claim for Injunctive Relief)

               61. Plaintiff repeats and realleges all prior paragraphs, except paragraphs 18-23, as though fully set forth herein.

               62. During their tenure as officers and/or directors of Giddings, each Individual Defendant owed to the Company and its shareholders the duty to exercise loyalty, due care, and candor in the management and administration of the affairs of the Company.

               63. Defendants breached their fiduciary duties by, among other things, (a) failing to accurately present in the Proxy Statement, or any other communication with the Company's shareholders, the facts concerning, among other things, the election at the Annual Meeting, and the terms and effect of the Management Stock Purchase Plan; (b) impairing the right of shareholders to vote their shares on a fully informed basis; (c) restricting the right of shareholders to receive a bona fide tender offer, including Harnischfeger's; (d) interfering with bona fide acquisition offers by interested third parties, including Harnischfeger; (e) failing to take those actions necessary to maximize shareholder value; and (f) entrenching themselves in their positions of control with the Company. These actions have prevented shareholders from exercising their right to corporate suffrage and to realize the full value of their investment in the Company. As a result of the foregoing, defendants have violated, and continue to violate, their fiduciary duties to Giddings's shareholders.

               64. Defendants' conduct was not due to an honest error or misjudgment, but rather was due to the individual directors' intentional breach and/or reckless disregard of their fiduciary duties to the Company and its shareholders.

               65. Giddings' shareholders have sustained and will continue to sustain injury by reason of the Individual Defendants' intentional breach and/or reckless disregard of their fiduciary duties to the Company's shareholders.

               66. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff, and will succeed in their plan to exclude plaintiff from the fair proportionate share of Giddings' valuable assets and businesses, all to plaintiff's irreparable harm.

               67. Plaintiff has no adequate remedy of law.

                                  COUNT II
        (Against The Individual Defendants For Declaratory Relief)

               68. Plaintiff repeats and realleges all prior paragraphs, except paragraphs 18-23, as though fully set forth herein.

               69. Defendants breached their fiduciary duties by, among other things, (a) failing to accurately present in the Proxy Statement, or any other communication with the Company's shareholders, the facts concerning, among other things, the election at the Annual Meeting, and the terms and effect of the Management Stock Purchase Plan; (b) impairing the right of shareholders to vote their shares on a fully informed basis; (c) restricting the right of shareholders to receive a bona fide tender offer, including Harnischfeger's; (d) interfering with bona fide acquisition offers by interested third parties, including Harnischfeger; (e) failing to take those actions necessary to maximize shareholder value; and (f) entrenching themselves in their positions of control with the Company. These actions have prevented shareholders from exercising their right to corporate suffrage and to realize the full value of their investment in the Company.

               70. Pursuant to 28 U.S.C. ss. 2201, plaintiff requests a declaration that, the Individual Defendants have breached, and are continuing to breach, their fiduciary duties to Giddings' shareholders by failing to take those actions necessary to maximize shareholder value, the implementation of the Management Stock Purchase Plan is wrongful and wasteful, and that the present Board was constituted at the Annual Meeting in violation of the Company's By-laws.

                                       COUNT III

                    Derivatively Against the Individual Defendants
                        For Violations of Section 14(a) Of The
                  Exchange Act And Rule 14a-9 Promulgated Thereunder

               71. Plaintiff repeats and realleges all prior paragraphs, except paragraphs 61-70, as though fully set forth herein.

               72. Plaintiff brings this Count derivatively on behalf of Giddings against the Individual Defendants with respect to the Proxy Statement and the Annual Meeting, for violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

               73. The Individual Defendants caused to be issued or permitted and acquiesced in the issuance of the Proxy Statement.

               74. In the Proxy Statement, the Individual Defendants requested, among other things, that plaintiff and other Giddings shareholders vote in person, or by proxy, to elect or re-elect the Individual Defendants as directors of the Board.

               75. The Proxy Statement was materially false and misleading because, as previously alleged, it failed to disclose material facts and circumstances concerning the interplay between the Company's By-laws and the election of directors at the Annual Meeting and the Management Stock Purchase Program.

               76. The disclosure of those facts in the Proxy Statement would have assumed substantial significance in the deliberations of Giddings shareholders asked to vote at the Annual Meeting. There was a substantial likelihood that the shareholders of Giddings would not have given their proxies to vote for the Individual Defendants who were nominated as directors of Giddings had they known the truth.

               77. As a result, the Individual Defendants have violated
Section 14(a) of the Exchange Act, 15 U.S.C. ss. 78n(a), and Rule 14a-9 promulgated thereunder by the SEC.

               78. By reason of the foregoing, Giddings has been damaged, and unless equitable and declaratory relief is granted, Giddings will continue to be irreparably injured and damaged. The present directors of Giddings should be removed and replaced as directors and a new election of directors should be held because said directors were elected pursuant to the Proxy Statement that was materially false and misleading.

               79. There is no adequate remedy at law for the above injuries to Giddings.

                                  COUNT IV

                    Derivatively Against The Individual
                 Defendants For Breaches of Fiduciary Duty

               80. Plaintiff repeats and realleges all prior paragraphs, except paragraphs 61-70, as though fully set forth herein.

               81. Each Individual Defendant is jointly and severally liable for the wrongdoings alleged herein. Such acts, and/or omissions to act constitute a breach of the fiduciary duties of loyalty, due care,and good faith, and, are incapable of ratification by the Board.

               82. The Individual Defendants, because of their positions of control and authority over the Company were able to and did, directly or indirectly control the conduct of its business. Therefore, each Individual Defendant identified herein is liable as a direct participant in, a conspirator and/or an aider and abettor of the egregious wrongs complained of.

               83. This conduct was performed at the expense of Giddings and its shareholders. Additionally, defendants have committed one or more acts or omissions that furthered their own personal interests and were not for the benefit of the Company. As a direct and proximate result of defendants' failures to exercise good faith, loyalty, and due care in the performance of their duties as alleged herein, Giddings and its shareholders have been harmed.

               84. Giddings has been seriously and irreparably damaged by the wrongs alleged herein and is entitled to monetary and equitable relief.

                                  COUNT V

               Derivatively Against The Individual Defendants
                  For Breaches Of The Fiduciary of Candor

               85. Plaintiff repeats and realleges all prior paragraphs, except paragraphs 61-70, as though fully set forth herein.

               86. Plaintiff brings this claim derivatively on behalf of Giddings against the Individual Defendants for breaches of their fiduciary duty of candor.

               87. The Individual Defendants owed Giddings and its shareholders the fiduciary duty of candor to disclose fully and fairly all material facts within their control that would have a significant effect upon the voting of Giddings' shareholders.

               88. The Individual Defendants breached their fiduciary duty of candor by failing to disclose all material facts to Giddings' shareholders in connection with Giddings' solicitation of their votes in favor of the election of directors at the Annual Meeting.

               89. In addition, the Individual Defendants have breached their fiduciary duty of candor by failing to fully disclose in the Proxy Statement the effect of the Management Stock Purchase Plan, as set forth herein.

               90. Each of the Individual Defendants rendered substantial assistance in the accomplishment of the wrongdoing complained of herein.

               91. As a result and direct consequence of this wrongful conduct, Giddings has been irreparably injured and damaged and unless equitable and declaratory relief is granted, Giddings will continue to be damaged.

               92. There is no adequate remedy at law for the above injuries to Giddings.

                                  COUNT VI

                    Derivatively Against The Individual
                            Defendants For Waste

               93. Plaintiff repeats and realleges all prior paragraphs, except paragraphs 61-70, as though fully set forth herein.

               94. Plaintiff brings this Count derivatively on behalf of Giddings against the Individual Defendants, who committed and/or aided and abetted in the waste of corporate assets.

               95. Giddings has expended unfair amounts of money in connection with the Individual Defendants' self-entrenching conduct. No reasonable person would consider the consideration paid by Giddings as a fair or adequate exchange.

               96. Giddings has been irreparably injured and damaged by the wrongful acts of the Individual Defendants constituting the commission of or aiding and abetting a waste of corporate assets.

               97. There is no adequate remedy at law for the above injuries to Giddings.

               WHEREFORE, plaintiff demands judgment against defendants, as follows:

               A. Determining that this action is a proper derivative action maintainable under Rule 23.1 of the Federal Rules of Civil
Procedure, and declaring plaintiff to be an adequate representative of the Company;

               B. Declaring that the Individual Defendants, and each of them, have committed a gross abuse of trust, have breached their fiduciary duties to plaintiff, Giddings and Giddings' shareholders, and awarding compensatory damages in an amount to be proved at trial;

               C. Declaring that the Individual Defendants, and each of them, have committed a gross abuse of trust, have breached their fiduciary duties to Giddings and its shareholders, including plaintiff, and granting temporary, preliminary and permanent injunctive relief;

               1. requiring defendants to take all steps necessary to maximize shareholder value through a merger or acquisition of the Company;

               2. requiring defendants to make full, complete, and accurate disclosure with respect to, inter alia, the Management Stock Purchase Program, and the violation of Giddings' By-laws that resulted from the board structure defendants proposed in the Proxy Statement;

               3. requiring defendants to redeem, or cause the redemption of, the Poison Pill;

               4. prohibiting defendants from amending the Poison Pill in any way other than to cause its withdrawal or redemption, and prohibiting defendants from issuing any similar or additional rights having the same or similar characteristics as the existing Rights; and

               5. prohibiting defendants from, without shareholder approval, amending, deleting or modifying any provision of Giddings' existing By-laws or Restated Articles of Incorporation concerning the right of shareholders to call a special meeting and/or to take action at a special meeting to amend Giddings' By-laws or remove members of Giddings' Board;

               D. Declaring and decreeing that any proxies obtained by defendants through the use of the Proxy Statement are null and void, except such proxies as may be obtained following correction, supplementation, and appropriate dissemination of the proxy materials to correct the defects alleged herein;

               E. Declaring that the Individual Defendants and each of them have committed a gross abuse of trust, have breached their fiduciary duties to Giddings in connection with the election of directors at the Annual Meeting, and declaring null and void all actions taken on or after April 30, 1997 by the incumbent directors for violating the Company's By-laws;

               F. Awarding plaintiffs' the costs of their suit, including reasonable attorneys' and accountants' and other experts' fees and other disbursements; and

               G. Granting such other and further relief as the Court may deem just and proper.

Dated:  May 12, 1997


                                    SUSAN LACAVA, S.C.


                                    By:
                                         Susan LaCava
                                         23 North Pinckney Street,
                                         Suite 320
                                         Madison, WI 53703
                                         (608) 258-1335

                                         Attorneys For Plaintiff

OF COUNSEL:

WECHSLER HARWOOD HALEBIAN &
  FEFFER LLP
Robert I. Harwood, Esq.
805 Third Avenue
New York, NY 10022
(212) 935-7400

GARWIN, BRONZAFT, GERSTEIN &
  FISHER, L.L.P.
Scott W. Fisher, Esq.
1501 Broadway
New York, NY 10036
(212) 398-0055